EX-21.1 3 exhibit211.htm SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.

EXHIBIT 21.1
SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.

Name of Subsidiaries	State of Incorporation
Advanced Business Computer, Inc.	United States of America
Super Micro Computer B.V.	The Netherlands
Super Micro Computer Holdings B.V.	The Netherlands
Super Micro Computer International Inc.	Cayman Islands
Super Micro Computer Limited (UK)	England and Wales
Super Micro Asia Science and Technology Park, Inc.	Taiwan
Super Micro Computer Taiwan Inc.	Taiwan
Super Micro Computer US LLC	United States of America
Supermicro KK	Japan
Super Micro Limited (UK)	England and Wales
Supermicro Technology (Beijing) Co., Ltd.	China